SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2002

P.E. 6-30-02

THE RANK GROUP PLC
(Translation of registrant's name into English)

6 Connaught Place, London, W2 2EZ, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X...... Form 40-F..............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.................. No..........X...........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.................

Stock Exchange Announcement

17 June 2002

THE RANK GROUP PLC

The Rank Group Qualifying Employee Share Ownership Trust

(QUEST)

On 14 June 2002 each of the Executive Directors of The Rank Group Plc technically became interested in 11,448 Ordinary shares in The Rank Group Plc by virtue of the QUEST being allotted the shares and those Directors being potential beneficiaries under the QUEST.

On 17 June 2002 each of the Executive Directors of The Rank Group Plc technically ceased to be interested in 11,448 Ordinary shares in The Rank Group Plc Ordinary shares by virtue of the QUEST transferring the shares to employees.

Note: For Companies Act purposes, each of the Executive Directors of The Rank Group Plc, together with all employees of the Company, is deemed to have a technical interest in all the shares held in Rank Group's QUEST. The interest ceases when shares are transferred to individuals who acquire shares from the QUEST on the exercise of options.

Contact: Charles Cormick 020 7535 8012
Company Secretary
The Rank Group Plc

The Rank Group Plc
Charles Cormick
Company Secretary
AVS No. 547961
19 June 2002 FOR IMMEDIATE RELEASE

Charles Cormick Tel: 020 7535 8012

THE RANK GROUP PLC

DIRECTORS DEALINGS

1) Name of company

THE RANK GROUP PLC

2) Name of Director

Oliver Stocken

3) Please state whether notification indicates that it is in respect of holding of the Director named in 2 above or holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director - Oliver Stocken

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified).

The Corporation of Lloyds Ref No. 2692501

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction and the nature and extent of the directors interest in the transaction

Acquisition of Ordinary shares under a dividend reinvestment programme

7) Number of shares/amount of stock acquired

772

8) Percentage of issued Class

Not significant

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class

N/A

11) Class of security

Ordinary shares

12) Price per share

£2.69

13) Date of transaction

10 May 2002

14) Date company informed

18 June 2002

15) Total holding following this notification

25,772 Ordinary shares

16) Total percentage holding of issued class following this notification

Not significant

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

[ ]

18) Period during which or date on which exercisable

[ ]

19) Total amount paid (if any) for grant of the option

[ ]

20) Description of shares or debentures involved: class, number

[ ]

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

[ ]

22) Total number of shares or debentures over which options held following this notification

[ ]

23) Any additional information

[ ]

24) Name of contact and telephone number for queries

C. B. A. Cormick 020 7535 8012

25) Name and signature of authorised company official responsible for making this notification

C. B. A. Cormick
COMPANY SECRETARY

Date of Notification 19 JUNE 2002]

END

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 252089

All relevant boxes should be completed in block capital letters.

1. Name of company THE RANK GROUP Plc	**2.** Name of shareholder having a major interest Allianz Group AG
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFIABLE INTEREST OF COMPANY IN (2) ABOVE AND ITS SUBSIDIARIES	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them See attached Letter

10

5. Number of shares/amount of stock acquired	**6.** Percentage of issued class	**7.** Number of shares/amount of stock disposed	**8.** Percentage of issued class

9. Class of security ORDINARY SHARES	**10.** Date of transaction 21 Jun 2002	**11.** Date company informed 21 Jun 2002
12. Total holding following this notification 17,889,749	**13.** Total percentage holding of issued class following this notification 3.01%	

14. Any additional information	**15.** Name of contact and telephone number for queries Charles Cormick Company Secretary The Rank Group Plc 6 Connaught Place London W2 2EZ (tel: 020 7706 1111)

16. Name and signature of authorised company official responsible for making this notification

Charles Cormick

Date of notification 24 June 20 02

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 **(PLEASE DO NOT POST)**
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

Dresdner Kleinwort Wasserstein

Dresdner Kleinwort Wasserstein
Group Limited
PO Box 560
20 Fenchurch Street
London EC3P 3DB

Telephone: +44 (0)20 7623 8000
Telex: General 888531
www.drkw.com

Our ref: disclosures/0469

The Secretary
Rank Group Plc
6 Connaught Place
London
W2 2EZ

Friday, 21 June 2002

Dear Sirs,

Notification pursuant to s198 Companies Act 1985 ("the Act")

Dresdner Kleinwort Wasserstein Group Limited ("DrKWG") is an indirect subsidiary of Allianz AG.

The shares in DrKWG are held by Dresdner Investments (UK) Limited ("Dresdner Investments"), a wholly owned direct subsidiary of Zenon Beteiligungs GmbH ("Zenon") which is itself a wholly owned direct subsidiary of Dresdner Bank AG ("Dresdner"). Dresdner is a direct subsidiary of Allianz Finanzbeteiligungs GmbH ("Allianz Finanz"), which is itself a direct subsidiary of Allianz AG.

A purchase on 14th June 2002 of 967,876 shares (followed by purchases on 17th and 18th June of 143,004 and 52,001 shares) by Dresdner RCM Global Investors LLC (an indirect subsidiary of Allianz AG) has resulted in a material disclosable interest within the Allianz AG group of Companies.

The shares comprising the aggregated holding are held in the name of various nominee companies.

We would advise you that the interests in the majority of these shares are in respect of discretionary clients of non-European Union investment management subsidiaries.

We hereby notify you that the disclosable material interest of Allianz AG and subsidiaries in the ordinary share capital of your company amounts to 17,889,749 shares representing 3.019% of the ordinary issued share capital of 592,549,312 shares.

This announcement is made by DrKWG on behalf of Allianz AG and its subsidiaries.

Yours faithfully,
For DRESDNER KLEINWORT WASSERSTEIN GROUP LIMITED

P. L. Longley

Authorised Signatory

Authorised Signatory

G:\SECRETAR\Disclosures\0469.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE RANK GROUP PLC

Date: 17 July 2002

By:________________________

Name: C Duffill

Title: Company Secretariat Executive